Boucherville, March 14, 2007

Mr. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Washington, DC 20549

Re: Cadiscor Resources Inc.

Answers to 2nd letter of comments

Registration Statements on Form 10-SB

Filed on November 27, 2006

Registration Statements on Form 10-SB

File No. 0-52252

Dear Mr. Schwall,

In answer to your letter of comments regarding the filing of Form 10-SB on October 2006 and the Amended Form 10 SBA filed on November 27, 2006 by Cadiscor Resources Inc. (“Cadiscor”), please find hereafter Cadiscor’s answers or amendments following your 2nd letter of comments or why such amendments would not be applicable for Cadiscor. Answers are presented according to the order of your comments.

1.

Page numbers had been added to the amended registration statement including the Exhibits. It seems however that they had not been EDGARIZED as such by our EDGAR representative and they disapeared. We will note specifically your request for our next filing and we will verify that it is done

2. Cadiscor did not conduct or used any form of general solicitation or general advertising, as such term is defined under the U.S. Securities Act (including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or any seminar or meeting whose attendees had been invited by general solicitation or general advertising) or to the best of its knowledge, any other person acting on behalf of the Company on, in respect of or in connection with the distribution of its shares without monetary counterpart to shareholders of Strateco Resources Inc. (“Strateco”) in the United States or elsewhere or to citizens or residents of the United States or elsewhere. The transaction between Cadiscor and Strateco is a transaction by an issuer not involving any public offering pursuant to Section 4 (2) Exempted transactions of Securities Act 1933.

Neither Cadiscor nor any person authorized to act on its behalf has sold or offered for sale any securities or solicited any offers to buy any securities in violation of Section 5 of the U.S. Securities Act or Canadian or ocher securities laws. The transactions were exempt from the registration requirements of the U.S. Securities Act and all other applicable securities laws, including Canadian securities laws since the distribution did not constitute a sale under the criteria of Staff Bulletin 4 as follows:

A.

Shareholders did not provide consideration for the spun-off shares The properties of Strateco sold to Cadiscor had a book value of $3;200,172 in exchange for 20,000,000 common shares of Cadiscor. Each share was  valued approximately at $0.16 per share. Strateco’s shareholders did not have to provide consideration for the spun-off shares.

B

The spin-off shares were distributed pro rata. Strateco’ shareholders received a ratio of 0.21234045 share of Cadiscor for each share of Strateco they held in Strateco if they were  registered shareholders as of August 23, 2006. A total of 94,188,367 common shares of Strateco were outstanding and in circulation at that time. The 20,000,000 spin-off shares were distributed pro rata to Strateco shareholders.

C

The Parent company provided sufficient information to its shareholders

Strateco issued a Management Information Circular prior to the Annual and Special Assembly of shareholders informing its shareholders and requesting that they approved special resolutions for the sale of gold related assets to Cadiscor in exchange for the pro rata distribution of shares of Cadiscor to its shareholders and the tax related consequences for the shareholders of this spin-off. Strateco informed its shareholders that Cadiscor would register its shares under the Securities and Exchange Act of 1934.

In addition to this Management Information Circular was a Supplement to the Management Information Circular of Strateco Resources Inc.–Information on Cadiscor Resources Inc.

This Management Information Circular had been filed as Exhibit 22.1 with Strateco’s Form 8 K dated June 22, 2006. In Form 8K, Strateco announced that the shareholders had approved unanimously the resolution approving the sale of these two properties to Cadiscor and the reduction of capital in the amount of $3,300 172 which represented the value of these properties in the books of Strateco. The distribution of the 20,000,000 common shares of Cadiscor to Strateco Shareholders was approved at the same time.

One important part of the information provided to Strateco shareholders was that the sale of the gold related properties to Cadiscor was conditional to the realisation of three conditions. and if any of these conditions were not met before August 30, 2006, the sale of these properties would be annulled and the distribution would not take place.

These conditions required the approval of Strateco shareholders, the completion of an initial public offering by Cadiscor and the listing of Cadiscor on a Canadian Stock Exchange.

The shareholders were also informed that pursuant to the sale of properties agreement between Cadiscor and Strateco, following the distribution of Cadiscor shares to Strateco shareholders, Cadiscor would assume all of Strateco’s obligations toward the actual owner of the gold related Discovery property to acquire a 100% interest in these properties and would reimburse to Strateco sums already advanced by Strateco toward the purchase of a 100% interest in the Discovery Property.

Furthermore, following this Annual and Special Assembly, Strateco filed a Form 8 K giving sufficient information to comply with Regulation 14A or Regulation 14 C, and the required Declaration of Important Change with the Autorité des marchés financiers in Quebec Canada and press releases in Quebec, Canada only and not in the United States to inform the trading markets of this event.

Strateco filed a second Form 8 K on August 22, 2006 announcing the date and ratio of distribution, the sale of the properties to Cadiscor upon realisation of the three conditions by Cadiscor, the issuance of 20,000,000 common shares to Strateco by Cadiscor , the closing of the Initial public offering of Cadiscor. and the listing of Cadiscor shares on the TSX Venture Exchange in Canada.

Cadiscor did register the spun-off securities under the Exchange Act 1934 as of October 6, 2006.

D.

The Parent company had a valid business purpose

Strateco discussed in all previously mentioned documents filed with the U.S. Securities and Exchange Commission and Canadian regulatory authorities of a valid business purpose for the spin-off of its gold properties.

In late 2005, Strateco had acquired uranium related properties, the Matoush property, the Eclat property and the Mont-Laurier Uranium property as fully detailed in Form 10 KSB for the year ending December 31, 2005 and Forms 10 Q-SB for the periods ending on March 31, 2006 and June 30, 2006. Strateco obtained financing throughout 2006 and as of May 2006 in the approximate amount of $10,000,000 to finance exploration on uranium related properties.

Strateco had already spent an approximate amount of $3,000,000 in exploration works under an option and joint venture agreement with GéoNova Explorations Inc. on the gold related Discovery property to be transferred to Cadiscor.

The business opportunity to acquire 100% interest in the Discovery gold Property came up in February 2006 and Strateco and GéoNova Explorations Inc. concluded that this property could be transferred to a subsidiary of Strateco.

Strateco could be able to focus its business on exploration of uranium only. Cadiscor, once listed on the Exchange and having completed an initial public offering of $6,599,000 at $1,00 per share, would pursue the exploration of gold related properties. Strateco shareholders would receive the value of these properties in common shares of Cadiscor as a distribution and would not have to pay for the shares.

Strateco is a reporting company for the U.S. Securities and Exchange Commission and Cadiscor filed its initial registration statement on October 6, 2006. The spin-off meets the requirement of a valid business purpose. See also our answer to comments 3 and 4 for further justification of a valid business purpose.

E.

Restricted securities

The distribution did not involved any restricted securities but only common shares outstanding and in circulation as of August 21, 2006.

As of the date of distribution, Cadiscor had approximately only 11 shareholders of record in the U.S. This is well under 500 shareholders according to the Rule 12g3-2(b) and Cadiscor also had a capitalisation of less than $10,000,000.

3 and 4.We answer comments 3 and 4 in the following manner:

Strateco had an option agreement and joint venture agreement with GéoNova Exploration Inc. since October 8, 2002 which provided the following terms:

Grant and Exercise of the Option

GéoNova hereby grants to Strateco the exclusive and irrevocable option (the “Option”) to earn a 50% Participating Interest in the Property to the following conditions:

(a)

Expenditures:

Strateco shall incur Expenditures in an amount totaling $4,500,000CAN on or for the benefit of the Property during a period of up to four (4) years commencing as of the date of signature of the Letter Agreement of June 4, 2002. (the “Option Period”).

The Expenditures shall be incurred, as follows (“anniversary” refers to anniversary of the date of signature of the Letter Agreement of June 4, 2002. (the “Option Period”). :

Due Dates	Cumulative Minimum Expenditures
On or before the first anniversary	$ 750,000 of which $250,000 in the first six months
On or before the second anniversary	$ 1,000,000
On or before the third anniversary	$ 1,250,000
On or before the fourth anniversary	$ 1,500,000
Total	$ 4,500,000

Notwithstanding any other provision of this Agreement, it is expressly provided that the Expenditures shall include any amount received by Strateco for those Expenditures under the terms of government grants and incurred by Strateco in respect of the Property and the costs to be paid by Strateco relating to keep all mining rights attaching to the Property in good standing and in full force and effect shall be treated also as Expenditures.

Strateco is also entitled to include as Expenditures an administration and overhead allowance totaling 15% of all Expenditures incurred by it or by BBH Géo-Management Inc., as delegate of Strateco, pursuant to any activities and works performed during the Option Period; provided that this allowance shall be reduced to 5% when calculated on Expenditures resulting from activities, works or services performed or rendered by a third party other than BBH Géo-Management Inc. pursuant to an agreement between Strateco, and such third party; and

(b)

Shares:

Strateco shall issue, distribute and deliver to GéoNova, certificates accompanied by copy of the regulatory authorizations, representing 600,000 Shares of the Strateco’s treasury upon the schedule of issuances hereafter described in the following table. The Shares shall be considered fully paid and non-assessable Shares and the deemed price per Share shall be the average balanced price of one Share for the last ten days of trading on TSX Venture Exchange preceding the date of the issuance of the Shares with a minimum price of $0.10 per Share; and

(c)

Warrants:

Each share shall be accompanied upon issuance by a half-warrant to purchase a common Share for a total of 300,000 warrants to purchase 300,000 Shares to be reserved by Strateco for the exercise of these warrants. Each warrant gives right to its holder to purchase a Share  for a period of twenty-four (24) months at a price fixed at 20% higher than the price of a Share, based on the average balanced price of ten days of trading on TSX Venture Exchange preceding the date of the issuance of the warrants with a minimum price of $0.10 per Share. The price of a Share as such determined shall be communicated to the TSX Venture Exchange at the date of issuance of the warrants.

And the issuance of Shares and warrants shall be made as follows (“anniversary” refers to anniversary of the Effective Date):

Dates of issuance	Number of shares	Number of warrants
On the Effective Date	300,000	150,000
On the first anniversary	150,000	75,000
On the second anniversary	I50,000	75,000
Total	600,000	300,000

Strateco and GéoNova agree to subject the Shares to resale restrictions for specific hold periods to be mentioned on the certificates as described in the following table (“anniversary” refers to anniversaries of the Effective Date):

Dates of issuance	Number of shares subjected to resale restriction and specific hold periods:
On the Effective Date	300,000 shares: (a) 150,000 shares with a hold period of 18 months (b) 150,000 shares with a hold period of 12 months
On the first anniversary	150,000 shares with a hold period of 12 months
On the second anniversary	150,000 shares with a hold period of 8 months

As of May, 10, 2006, Strateco had already issued 600,000 common shares and 300,000 warrants to purchase share to GéoNova and had already spent more than $3,000,000 in exploration expenditures.

Strateco signed a new agreement with GéoNova on February 15, 2006 to terminate the option and joint venture agreement and to obtain a 100% interest in the Discovery property upon the following terms already described in Exhibit 6.2

1) $25,000 to be paid upon signature of the letter of intent;

2) $200,000 to be paid within five days of Strateco’s annual meeting, and no later than May 30, 2006;

3) $275,000 to be paid upon completion of the initial public offering of a new company, ‘NewCo’, into which the property will be transferred;

4) At Strateco’s option, either $1,000,000 in common shares of ‘NewCo’ to be issued to GéoNova or $1,000,000 to be paid in cash no later than August 30, 2006;

5) A 2% NSR royalty on all of the property claims. The royalty is redeemable for $1,000,000.

On August 17, 2006, Cadiscor reimbursed Strateco $25,000 paid upon signature of letter of intent and $200,000 paid by Strateco to GéoNova on May 30, 2006 and paid directly to GéoNova on August 17, 2006 the sum of $275,000 and issued to GéoNova, 1,000,000 common shares of Cadiscor qualified by prospectus to represent a sum of $1,000,000.

As foreseen in the February 15, 2006 Agreement, it was Cadiscor that was identified to acquire Discovery gold property. Strateco had already purchased uranium properties and focused its exploration efforts on these projects. Shareholders of Strateco benefited from the distribution of the shares of Cadiscor in the same amount that they had invested by way of Strateco in the property and received shares of a company that now owned 100% of the property instead of an option to acquire 50%.

GéoNova on the other hand was receiving additional liquidity for its property and 1,000,000 common shares in Cadiscor qualified by prospectus at the price of $1.00 per share without restriction of resale and Cadiscor had engaged itself in its initial public offering Exhibit 4.2 to pursue exploration work on this property.

5.

We revised the section of material risks of operation for the business so that the subheadings reflect the risk discussed in the text of the risk factor and the facts giving rise to the risk.

6.

We revised the address for the SEC’s public reference room.

7

We corrected the reference to Section 12 (g) of the Exchange Act 1934.

8.

We added the financial statements for the period ending September 30, 2006 with U.S. GAAP reconciliation.

9.

We asked to our auditors to date their consent letter of a date more recent and consistent with the filing date.

10.

We added to our cover letter a statement from the company acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect o the filing; and

The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your constructive comments and the collaboration of your associates in helping our society in answering these comments. Please accept our most distinguished salutations,

(Signed) Michel Bouchard

_____________________________

Michel Bouchard,

President

Enclosures: Form 10 SB/A2 with marked amendments

Form 10 SB/A2 without marked amendments

Volume 1 of Exhibits

STATEMENT

I, Michel Bouchard, President of the Company declares that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Form 10 SB/A2;

•

Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company recognizes that it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 14, 2007

(signed) Michel Bouchard

__________________________

Michel Bouchard,

President

For Cadiscor Resources Inc.

Ressources Cadiscor inc / Cadiscor Resources Inc.

1225 Gay-Lussac, Boucherville (Qc) Canada  J4B 7K1

Tél : (450) 641-0775/Fax : (450) 449-1601

www.cadiscor.com